Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Hawkeye Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

420198 103

(CUSIP Number)

M. Richard Cutler, Cutler Law Group, PC, 6575 West Loop South, Suite 500,

Bellaire, TX 77401

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 420198 103 Page 2 of 5 Pages

(1) Names of reporting persons:	Steve Hall
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Source of funds (see instructions)	PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	668,666 Common
(8) Shared voting power	0
(9) Sole dispositive power	668,666 Common
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	668,666 Common
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	X
(13) Percent of class represented by amount in Row (11)	6.8% Common
(14) Type of reporting person (see instructions)	IN

CUSIP No. 420198 103 Page 3 of 5 Pages

Item 1(a). Name of Issuer.

This Schedule 13G relates to the acquisition of shares of Common Stock (the “Shares”) of Hawkeye Systems, Inc.  Hawkeye Systems, Inc. became a reporting issuer on February 11, 2019 upon the effectiveness of a Registration Statement on Form S-1.

Item 1(b). Address of Issuer’s Principal Executive Offices.

7119 W. Sunset Blvd, Suite 468, Los Angeles, CA 90046.

Item 2(a). Name of Person Filing.

This Schedule 13G is being filed on behalf of Steve Hall (the “Reporting Person”).

Item 2(b). Name of Issuer.

The address of the principal business office of the Reporting Person is 6605 Abercorn Street, Suite 204, Savannah, GA, 31405.

Item 2(c). Name of Issuer.

See Item 4 of the attached cover pages.

Item 2(d). Name of Issuer.

Common stock, par value $.001 per share (“Common Stock”).

Item 2(e). CUSIP Number

Item 3.

Not Applicable.

Item 4. Ownership

(a) Amount beneficially owned:

See Item 9 of the attached cover pages.

CUSIP No. 420198 103 Page 4 of 5 Pages

(b) Percent of class:

See Item 11 of the attached cover pages.

(c) Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii)Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii)Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv)Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages..

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

CUSIP No. 420198 103 Page 5 of 5 Pages

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated February 12, 2019

Steve Hall

\s\ Steve Hall

Steve Hall